Fuel Doctor Holdings, Inc.

23961 Craftsman Road #LM

Calabasas, CA 91302

January 18, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Tonya Aldave – Staff Attorney

Re:

  Silverhill Management Services, Inc.

Current Report on Form 8-K/A

Filed November 14, 2011

File No. 333-1610582

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated December 9, 2012 (the "Comment Letter") relating to relating to Amendment No. 1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 14, 2011 (the “8-K”) of Fuel Doctor Holding, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Current Report on Form 8-K

General

1.

We note your response to our prior comment two and reissue in part. Please revise to eliminate the marketing language, "high quality," when describing your products on page 5.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 5 in accordance with the Staff’s comment.

Competition, page 6

2.

We note your response to our prior comment three and reissue in part.  Please tell us if any of the following agreements are material to you.  If so, please briefly describe them in your filing and file them as exhibits to your Form 8-IK or advise:

•

Racing partnerships with Red Bull USA and Triad Racing Technologies on page 6;

•

Agreement with Triad Racing Team on page 6;

•

Signed agreements with national and regional sales representative organizations on page 6; and

•

NASCAR sponsorship agreement on page F-13.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K to include Exhibits 10.5 – 10.8 in accordance with the Staff’s comment.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Agreement and Plan of Reorganization, page 2

3.

We note your response to our prior comment five and reissue. Please revise to include the nature and amount of consideration given or received in the reorganization. Refer to Item 2.01(d) of Form 8-K.

Securities and Exchange Commission

January 18, 2012

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 3 in accordance with the Staff’s comment.

Description of Our Business, page 3

4.

We note your response to our prior comment nine and reissue in part. Please revise to quantify your losses for the most recent audited period and cumulative losses to date. In addition, please disclose your burn rate and the amount of time that your present capital will last at your current burn rate in the MD&A section.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on pages 4 and 9 in accordance with the Staff’s comment.

5.

We note your response to our prior comment ten and reissue. We note your disclosure on page F-17 that your sales to Heartland America and Best Buy exceeded ten percent of your revenue in 2010. Please name your customers who accounted for more than ten percent of your sales in this section and briefly describe your sales to them. Refer to Item 101(c)(vii) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 7 in accordance with the Staff’s comment.

History of the Development of the Company's Primary Product, page 4

6.

We note your disclosure that you have filed your testing protocol as an exhibit. However, we are not able to locate this exhibit. Please revise to file the exhibit or advise.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K to include Exhibits 10.9-10.13 in accordance with the Staff’s comment.

Additional Products, page 4

7.

We note your response to our prior comment 13 and reissue in part. Please revise to clarify who makes these additional products.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 5 in accordance with the Staff’s comment.

8.

We note your response to our prior comment 14 and reissue in part. Please revise to clarify what products you intend to distribute in the car care line.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 5 in accordance with the Staff’s comment.

Market for the Products, page 5

9.

We note your response to our prior comment 16 and reissue. We note that more recent data from the National Household Survey and the U.S. Department of Transportation's Research and Innovative Technology Administration is available. Please revise your disclosure in this section to provide updated data.

Securities and Exchange Commission

January 18, 2012

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 6 in accordance with the Staff’s comment.

Marketing of Products, page 5

10.

We note your response to our prior comment 18 and reissue in part. Please provide a more detailed description of your marketing and expansion plans. To the extent that you discuss future plans, you need to substantially revise your filing to provide disclosure of the material steps you need to take to implement future plans or launch new products, the time frames for those steps and any financing you require to implement these plans.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 6 in accordance with the Staff’s comment.

Marketing Relationships, page 5

11.

You state that "Fuel Doctor is a primary sponsor globally in the world of auto racing." From your disclosure it appears that you have only sponsored one driver, David Fumanelli, outside of the United States. Please revise your disclosure to delete the above statement or advise.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on pages 6 and 7 in accordance with the Staff’s comment.

Marketing Relationships, page 5

12.

We note your statement that Fuel Doctor has affiliate relationships with Red Bull USA and Triad Racing. Please revise this section to provide descriptions of these affiliate relationships.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 7 in accordance with the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

13.

We note your response to our prior comment 22; however, please revise to include also the comparison between your 2009 and 2010 fiscal years. Refer to Item 303 of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 9 in accordance with the Staff’s comment.

Risks Related to Our Business, page 8

We May Need Additional Capital, page 8

14.

We note your response to our prior comment 26 and reissue. We note your disclosure that you have raised $847,000. Please describe this transaction in more detail. In addition, please tell us if this is the same transaction as the private placement of $900,000 described in the newspaper article entitled Silverhill Management Services Inc. — Fuel Doctor LLC Completes Merger with Silverhill Management Services, Inc. and Concurrent Closing of $900, 000 Private Placement in the Market News on August 29, 2011.

Securities and Exchange Commission

January 18, 2012

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 10 in accordance with the Staff’s comment.  The Company advises the Staff that the disclosure on page 10 of the 8-K is the same transaction as the private placement referenced in your comment.

15.

We note your response to our prior comment 27 and reissue. Please revise to disclose whether you have taken any steps to obtain additional financing and the current status of the application, if any.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 10 in accordance with the Staff’s comment.

Even If We Are Successful in Exploiting the Technology, page 9

16.

We note your response to our prior comment 29 and reissue. Please refer to the last full paragraph on page 4 and clarify what are the "similar products on the market." In addition, disclose who your main competitors are and reconcile your disclosure that you have no direct competition on page 11 with your statements here about competition from companies, universities, and government research organizations.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on pages 11 and 13 in accordance with the Staff’s comment.

17.

Please refer to the last sentence in this risk factor and revise to clarify what you mean by "that power condition.”

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 11 in accordance with the Staff’s comment.

Our Main Product Has received an Unfavorable Review, page 10

18.

We note your response to our prior comment 32; however, reference to "four major independent automotive research organizations" remains in the first paragraph. Please either clarify what four organizations you reference and list the titles of any related reports, or revise to delete this reference.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 12 in accordance with the Staff’s comment.

Any Market That Develops in Shares of Our Common Stock, page 12

19.

We note your response to our prior comment 34 and reissue. We note that equity securities with a minimum price of $5.00 per share are considered "penny stock." Please revise your disclosure accordingly. Refer to Rule 3a51-1 of the Securities Exchange Act of 1934.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 14 in accordance with the Staff’s comment.

Securities and Exchange Commission

January 18, 2012

Management, page 14

20.

We note your response to our prior comment 37 and reissue. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that he should serve as a director of the company. Refer to Item 40I (e)(1) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 16 in accordance with the Staff’s comment.

Advisory Board, page 15

21.

We note your response to our prior comment 38 and reissue in part. Please revise this section to disclose the age or the date of birth of your advisory board members. Additionally, please delete marketing language that describes "numerous awards" on page 15.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on pages 16 and 17 in accordance with the Staff’s comment.

Directors and Officer Compensation, page 15

22.

Please revise this section to clarify if director compensation in the first table is paid in addition to compensation paid to officers as described in the second table as to officers who also serve as directors.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 17 in accordance with the Staff’s comment.

23.

We note that weekly compensation of $3,500 is not equal to $338,687 in annual compensation. Please revise or advise.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 17 in accordance with the Staff’s comment.

Certain Relationship and Related Transactions, page 16

24.

We note your disclosure that you "had $608,546 and $1,866, respectively due from related parties." However, your disclosure on page F-16 of Exhibit 99.1 describes loans due to related parties. Please revise for consistency or advise.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 18 in accordance with the Staff’s comment.

Item 3.02 Unregistered Sales of Equity Securities , page 17

25.

We note your response to our prior comment 40. Please revise to include consideration received in each transaction. Refer to Item 701 of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 19 in accordance with the Staff’s comment.

Securities and Exchange Commission

January 18, 2012

Exhibits, Financial Statements Schedules, page 36

26.

We note your response to our prior comment 41 and reissue in part. Please file the list of your subsidiaries as an exhibit to your Filing. Refer to Item 601 of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K to include Exhibits 21.1 in accordance with the Staff’s comment.

We hereby acknowledge the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (818) 224-5678 or Gregory Sichenzia, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Mark Soffa

Mark Soffa

Chief Executive Officer

cc:

Gregory Sichenzia, Esq., Sichenzia Ross Friedman Ference LLP